AURIZON MINES LTD.

TABLE OF CONTENTS

ACCOMPLISHMENTS, PLANS AND OBJECTIVES	1
FINANCIAL HIGHLIGHTS	2
REPORT TO SHAREHOLDERS	3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	4
MANAGEMENT'S RESPONSIBILITY AND AUDITORS’ REPORT	14
CONSOLIDATED FINANCIAL STATEMENTS	15
CORPORATE DIRECTORY	33

New Headframe at Casa Berardi’s West Mine

Table of Contents	Financial Report 2005	Aurizon Mines Ltd.

ACCOMPLISHMENTS, PLANS AND OBJECTIVES

2005 Accomplishments

▪

Raised $51 million in equity financing

▪

Completed a positive Feasibility Study in January 2005 and increased reserves with an updated Feasibility Study in September 2005

▪

New hoistroom, headframe and related infrastructure completed on schedule and on budget at Casa Berardi

▪

Shaft sinking reached a depth of nearly 290 metres at the end of 2005

▪

Ramp development and ore heading access work down to 680 metres at the end of 2005

▪

Discovery of a large quartz vein system west of the West Mine

▪

Disposed of the Sleeping Giant mine for C$5 million

▪

Commitment received to underwrite a C$75 million debt facility for construction and start-up of Casa Berardi

Post December 31, 2005

▪

On February 23, 2006, completed a comprehensive $75 Million debt financing package to finance the completion and start-up of the Casa Berardi Gold Project in Quebec

2006 Plans and Objectives

Casa Berardi

▪

Complete pre-production work on schedule and on budget

▪

Commence commercial production in the fourth quarter of 2006

▪

Continue with surface and underground drilling activity to increase reserve and resource base

Corporate

▪

Build on the Company’s asset base through enhancement of existing projects, corporate transactions and/or property acquisitions

▪

Pursue opportunities to increase Aurizon’s reserve base and production profile on terms accretive to Aurizon stakeholders

▪

Acquire interests in prospective mining and exploration projects where Aurizon’s technical expertise can add value

▪

Evaluate the reserve potential of the East Mine crown pillar at Casa Berardi

1 Aurizon Mines Ltd.	Financial Report 2005	Accomplishments, Plans and Objectives

FINANCIAL HIGHLIGHTS

	2005	2004

Mineral Reserves – Gold (ounces)	1,213,000	868,000

Mineral Resources – Gold (ounces)
Indicated Resources	447,000	517,000
Inferred Resources	1,184,000	1,174,000

Financial Results (C$000)
Revenue	$748	$837
Earnings (loss)	1,744	(5,696)
Operating cash flow	(1,233)	(1,515)

Financial Position (C$000)
Cash & cash equivalents	$25,010	$12,066
Working capital	25,036	12,243
Total assets	140,187	86,151
Long-term debt	-	-

Share Data:
Earnings (loss) per share	$0.01	($0.06)
Weighted average shares outstanding	117,686,120	100,577,055
Shares issued and outstanding – December 31st	139,532,048	103,421,522

Conversion Table

Metric system		Imperial system

1 metre (m)	=	3.2808 feet (ft)
1 hectare (ha)	=	2.4711 acres
1 kilometre (km)	=	0.6214 mile (mi)
1 gram (g)	=	0.0322 troy ounce (oz)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

Financial Highlights	Financial Report 2005	Aurizon Mines Ltd. 2

REPORT TO SHAREHOLDERS

Fellow Shareholders,

In last year’s letter I reported to you the great personal satisfaction I felt as I witnessed the beginning of the transformation of Casa Berardi from development status to producing gold mine.  This year, I am pleased to report that construction and development at Casa Berardi has continued, and our goal of reaching production is near.

In 1988, Aurizon was born from the union of two former exploration companies with a mandate to use the combined assets to build a growing gold producer.  The goal was accomplished, as the Company developed two producing mines with combined annual production of between 30,000 and 80,000 ounces of gold.  However, as shareholders, we were not satisfied with the status quo, and looked to further grow the company’s production profile and reserve base.  Such an opportunity was presented with the purchase of Casa Berardi in 1998.  Since that time, we have sold both of our producing mines as their costs escalated.  Our primary focus has been the Casa Berardi project, which we see as having the potential of a long life and production growth in the future as we explore the property and exploit its full potential.

In 2005, many milestones were passed on our way to production.  On the corporate front, we increased our shareholder base in the United States and made inroads into Europe. We raised over C$51 million in equity to advance construction at Casa Berardi during 2005.  BNP Paribas was mandated to provide a C$75 million debt facility, which was put into place in February of this year.  Shareholders have been rewarded as the market has recognized our efforts with an increasing share price.  Our market capitalization has grown from approximately C$170 million to more than C$300 million.  We believe that, as production nears, our shares should continue to appreciate.

At the Casa Berardi site, much was accomplished: a feasibility study was delivered and then improved on during the year; gold reserves were increased; a new headframe and hoist room were built; shaft slashing and sinking was initiated; and ramp development in Zone 113, to access the working headings, was started.  On the exploration front we continued to explore the mining lease and the property.  The Casa Berardi property continued to show its potential as a new gold zone was discovered west of the west mine.  Although it appears that this new discovery is not economic, it has confirmed to our geology team that their exploration techniques and theories are successful.  On the mining lease, new diamond drilling continues to extend gold mineralization east and down dip from Zone 113.  Additional drilling planned in 2006 will attempt to increase resources and improve the reserve base at Casa Berardi.

Aurizon has assembled an on-site operating team that rivals that of many of the major gold companies.  It is the expertise and knowledge of our team that has allowed us to reduce the pre-production time needed to build Casa Berardi, while at the same time reducing project capital costs.  It is important, as CEO of this company, that I convey to all shareholders the sense of pride that both our employees and contractors demonstrate as they build Canada’s next gold mine.  It is also important to extend our appreciation for their dedicated efforts during the past year.

We would like to thank our shareholders for keeping the faith and supporting us in our endeavours.  We are pleased with the work that has been accomplished thus far, and look forward to production starting later this year. We are not about to rest on our laurels.  We continue to explore opportunities to grow the Company.  We believe that we are in a strong gold bull market and we are poised to take advantage of it with the projected cash flow from the Casa Berardi gold production.  We expect that if the current trend for gold remains intact, our work will pay off handsomely for all shareholders.

March 3, 2006

David P. Hall

Chairman, President and Chief Executive Officer

3 Aurizon Mines Ltd.	Financial Report 2005	Report to Shareholders

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis provides a review of the performance of Aurizon’s business and compares its 2005 performance with those of the preceding two years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  This report has been prepared on the basis of available information up to March 1, 2006 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian GAAP.   All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Overview

Aurizon is a Canadian based gold exploration and development company with development activities in north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns 100% of the advanced development stage Casa Berardi project.  Pre-production construction is currently underway and commercial production is anticipated to commence in late 2006 at an average rate of 175,000 ounces of gold per annum, at an estimated total cash cost of US$240 per ounce, based on a C$/US$ exchange rate of 1.15.

In February 2006, the Company closed a $75 million project loan facility with a syndicate of banks to be used for the completion of construction and start-up of Casa Berardi.

The Company’s growth strategy is to establish a gold production base from the development of Casa Berardi and to increase gold production by means of acquisition, merger of assets or companies having either production or advanced development stage gold projects.

Key Financial Data (in $ thousands)	2005	2004	2003
Royalty and interest income	$748	$837	$774
Net Loss from continuing operations	($2,042)	($1,476)	($2,517)
Net Earnings (Loss) from discontinued operation	$3,786	($4,220)	$2,216
Net Earnings (Loss) for the year	$1,744	($5,696)	($301)
Earnings (Loss) - per share (Basic and Diluted)	0.01	(0.06)	(0.00)
Continuing operations – Loss per share (Basic and Diluted)	(0.02)	(0.01)	(0.03)
Cash outflow from operating activities	($1,233)	($1,515)	($853)
Working capital	$25,036	$12,243	$27,908
Total assets	$140,187	$86,151	$78,611
Total long-term liabilities	$7,479	$6,250	$4,241

Management's Discussion	Financial Report 2005	Aurizon Mines Ltd. 4

2005 Accomplishments

•

Raised net proceeds of $51 million in equity financings

•

Completed a feasibility study on Casa Berardi in January 2005 based upon mineral reserves above the 700 metre level

•

Completed a feasibility study on Casa Berardi in October 2005 incorporating mineral reserves down to the 900 metre level

•

Construction of a new headframe and hoist room

•

Shaft sinking down 290 metres

•

113 Zone ramp extended down to the 680 metre level

•

Lower Inter Zone accessed down to the 570 metre level

•

Mill rehabilitation initiated

•

Commitment by BNP Paribas to underwrite a $75 million debt facility for Casa Berardi. (Underwritten in February, 2006)

•

Sale of Sleeping Giant Mine to joint venture partner for $5 million

Sale of Sleeping Giant Mine

On May 11, 2005 Aurizon completed the sale of its 50% interest in Sleeping Giant for $5 million, thereby realizing a gain on sale from disposition of this asset of $3.95 million.  The Company received its share of gold production up to April 30, 2005, the effective date of the sale.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation.  Consequently, all of the 2005 Sleeping Giant operating results, as well as prior year’s results, are presented as a single line on the Statements of Operations and Cash Flow.

In addition, the Balance Sheet has segregated the comparative 2004 Sleeping Giant assets and liabilities from Aurizon’s other assets and liabilities.

Revenue

Royalty and other income in 2005 totaled $748,000, compared to $837,000 in 2004 and $774,000 in 2003.  Royalty income from the Beaufor mine provided $231,000 in 2005, compared to $331,000 and $343,000 in 2004 and 2003, respectively.

Expenses

A general increase in corporate activities, together with higher levels of corporate compensation, including stock based compensation; costs associated with Sarbanes-Oxley activities; marketing and investor relations; and corporate governance requirements, have resulted in administrative and general costs increasing to $4.2 million compared to $2.6 million and $2.8 million in 2004 and 2003, respectively.

A foreign exchange loss of $126,000 was realized in 2005 as a result of the strengthening Canadian dollar during the year, compared to a gain of $102,000 in 2004, and a foreign exchange loss of $201,000 in 2003.

Aurizon realized gains of $115,000 in 2005, $519,000 in 2004, and $72,000 in 2003, from the disposal of surplus equipment at Casa Berardi.

5 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

Capital taxes for 2005 increased to $518,000 as a result of the significant increase in the capitalization of the Company, compared to $329,000 and $278,000 in 2004 and 2003, respectively.  Income tax expense is in respect of federal capital taxes and was $140,000, $42,000, and $105,000 in each of the past three years.

In 2005, the Company recorded a $2,055,000 tax benefit in respect of a 2004 flow through share financing in which the costs were renounced in 2005.  As the Company has unrecognized future tax assets and the taxable temporary differences relating to the flow through are expected to reverse during the loss carry forward period, these benefits have resulted in this future income tax recovery.

Summary of Quarterly Results and Fourth Quarter Review

2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	170,908	209,058	233,323	134,574
Net Earnings (Loss) from continuing operations	(1,355,617)	(794,404)	(1,265,074)	1,373,098
Net Earnings (Loss)	(1,355,617)	(794,404)	2,740,190	1,153,359
Earnings (Loss) per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.01)	0.01
Earnings (Loss) per share – basic and diluted	(0.01)	(0.01)	0.00	0.01
2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	227,520	179,587	205,593	224,460
Net Loss from continuing operations	(137,218)	(402,697)	(582,591)	(353,435)
Net Loss	(4,898,825)	(272,678)	(228,190)	(296,191)
Loss per share from continuing operations – Basic and diluted	(0.00)	(0.00)	(0.01)	(0.00)
Loss per share - Basic and diluted	(0.05)	(0.00)	(0.00)	(0.01)

In the first quarter of 2005, the Company recognized the $2,055,000 flow through share tax benefit, thereby resulting in net earnings from continuing operations for the period.  Excluding this tax benefit, the loss from continuing operations would have been $682,000, reflective of the corporate general and administrative costs, net of royalty and interest income.  In the second and fourth quarter of 2005, the granting of director and key employee stock options, increased costs by $323,000 and $403,000 respectively.  The $2.7 million net earnings in the second quarter of 2005 reflects the $3.95 million gain on sale of the Sleeping Giant Mine.

In 2004, the net loss from continuing operations reflects the corporate general and administrative costs, net of royalty and interest income.  In the fourth quarter of 2004, the net loss of $4.9 million resulted from a $4.7 million impairment write-down of Sleeping Giant.

Management's Discussion	Financial Report 2005	Aurizon Mines Ltd. 6

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by royalty and interest income, and changes in non-cash working capital resulted in a cash outflow of $1.2 million from continuing operating activities in 2005.  Operating activities in 2004 and 2003 also resulted in cash outflows of $1.5 million and $0.9 million, respectively.  Decreases in non-cash working capital of $2.2 million, $0.4 million, and $1.1 million, in 2005, 2004 and 2003 respectively, partially mitigated the decrease in cash flow from operations in each of the previous three years.

Investing Activities

Continued surface and underground development activities at Casa Berardi have resulted in aggregate investing activities totaling $44.0 million compared to $27.6 million in 2004, and $15.3 million in 2003.

	2005	2004	2003
Capital Expenditures by project:
Casa Berardi	$43,810,029	$27,548,807	$15,233,116
Other	$195,464	$25,627	$50,689
Total	$44,005,493	$27,574,434	$15,283,805
Represented by:
Property, plant & equipment	$11,510,163	$3,053,752	$761,298
Mineral properties	$32,495,330	$24,520,682	$14,522,507
Total	$44,005,493	$27,574,434	$15,283,805

The major underground pre-production and exploration program that was initiated in early 2003 at Casa Berardi has continued through to 2005.  The following work was completed in 2005 at Casa Berardi:

▪

Met-Chem Canada Inc. completed an independent feasibility study on Casa Berardi in January 2005 based upon mineral reserves above the 700 metre level.

▪

Roscoe Postle Associates Inc. completed a feasibility study on Casa Berardi in October 2005 incorporating mineral reserves down to the 900 metre level.

▪

Construction of a new headframe, hoist room, ore and waste bins.

▪

Shaft sinking down 290 metres from surface.

▪

113 Zone ramp extended 1,200 metres down to the 680 metre level.

▪

Lower Inter Zone accessed down to the 570 metre level with the completion of 429 metres of ramping and drifting.

▪

685 metres of drifting.

▪

367 metres of ventilation raising.

▪

Mill rehabilitation initiated with the refurbishing of the crushing circuits, conveyors and assay laboratory.

▪

33,500 metres of definition drilling from 137 holes.

▪

19,000 metres of surface exploration drilling from 32 holes.

▪

Detailed engineering for the shaft and surface infrastructure.

In 2004, $27.5 million was invested at Casa Berardi for the construction of the surface foundations and shaft collar; a shaft pilot raise from the 550 metre level to surface; 878 metres of exploration drifts; 53,100 metres of exploration and definition drilling; 102 metres of ventilation raising; and 1,590 metres of ramping down to the 550 metre level.

7 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

Mineral property, plant and equipment expenditures in 2003 totaling $15.3 million was invested at Casa Berardi, including extension of the West Mine ramp 1,074 metres from the 450 metre level down to the 550 metre level in order to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of an exploration drift was completed together with 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was also completed.

No site reclamation deposits were required in 2005 for future site reclamation obligations.  In 2004 and 2003, payments totaling $60,000 and $47,000, respectively were made.

In 2005, Aurizon received $1.4 million (2004 - $2.4 million; 2003 - $0.4 million) in refundable tax credits and $1.4 million (2004 - $450,000; 2003 - $0.1 million) in provincial refundable mining duties, relating to certain eligible exploration expenditures.

Sales of surplus equipment generated proceeds in 2005, 2004 and 2003 of $180,000, $838,000, and $181,000, respectively.

Financing Activities

During 2005, two equity financings together with the exercise of stock options, resulted in net proceeds of $50.8 million.  In December 2005, the Company received $26.2 million net proceeds from a bought deal public offering from the issuance of 20,740,750 shares at a price of $1.35 per share.  In March and April 2005, the Company completed a private placement of 10,555,555 flow through shares at a price of $1.80 per share and 4,222,221 shares at a price of $1.50 per share, resulting in net proceeds of $24 million.  The exercise of 592,000 stock options at a weighted average price of $1.00 per share provided a further $0.6 million.

One equity private placement was completed in 2004, providing net proceeds of $8.3 million, which, together with the exercise of stock options ($1.1 million) and warrants ($0.6 million), resulted in net proceeds of $10 million.

Equity private placements during 2003 provided net proceeds of $27.1 million; the exercise of warrants for shares provided $3.3 million; and the exercise of stock options provided a further $1.6 million, for a total $32 million.

In respect of non-cash financing activities impacting share capital, Aurizon issued 11,666,690 shares in 2003 pursuant to the conversion of a $7 million convertible debenture (net proceeds of $6.5 million).

In 2005, deferred financing costs totaling $0.5 million, associated with the $75 million debt facility that closed in February 2006, were incurred.

Aurizon’s aggregate operating, investing and financing activities during 2005 resulted in a net $13.3 million increase in its cash balances.  As at December 31, 2005, cash and cash equivalents stood at $25 million, compared to $12.1 million in 2003.

Balance Sheet

The total assets of Aurizon increased to $140.2 million at December 31, 2005 from $86.2 million in the previous year.  The major components of this increase are $13 million in cash and $42 million in capitalized costs relating to Casa Berardi.  At the end of 2005, Aurizon had working capital of $25 million compared to $12.2 million at the end of 2004.  Aurizon has had no debt for the past three years, and as at December 31, 2005 did not have any commodity hedging contracts or off balance sheet financings.  In February 2006, as a condition of the $75 million debt facility, Aurizon has entered into certain price protection contracts that are described in the Financial Instruments section of this report.  Shareholders’ equity increased to $125 million at December 31, 2005, compared to $74 million the previous year, primarily as a result of the equity financings completed in 2005.

As at the date of this report, Aurizon had 139,547,048 common shares issued and outstanding.  In addition, there were 2.5 million incentive stock options that are exercisable into common shares at an average price of $1.64 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Management's Discussion	Financial Report 2005	Aurizon Mines Ltd. 8

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2005 are summarized as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 years
	$	$	$	$	$
Equipment purchases	2,119,000	1,353,000	438,000	328,000	-
Employee incentive plan	400,000	400,000
Office lease	100,000	46,000	54,000
Environment and reclamation	3,674,000	30,000	237,000	474,000	2,933,000
Other liabilities	580,000	580,000
Government assistance	1,973,000	-	592,000	1,381,000	-
	8,846,000	2,409,000	1,321,000	2,183,000	2,933,000

Financial Instruments

The Company may, from time to time use forward sale contracts on a limited basis to protect the price level for its future gold sales, thereby mitigating commodity price risk.  The Company also may, from time to time, use foreign exchange contracts to protect rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets.  The Company’s future revenue streams and its profitability, are therefore subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars rates at fixed prices, the Company reduces its exposure to currency fluctuations.

In February 2006, as a condition of the $75 million debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  The Company purchased 287,431 ounces of gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 to US$908 per ounce.  The Company has also entered into currency forward contracts totaling $60 million that match the principal repayment dates of the debt facility and establish Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company, may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Changes in Accounting Policies

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which is effective for annual and interim periods beginning on or after November 1, 2004.  This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact of the company’s Consolidated Financial Statements as it was determined that the Company does not have any variable interest entities.

In January 2005, the CICA issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  The Company is currently reviewing the impact of these new standards.  These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.

9 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.

Outlook

The first ten months of 2006 will continue with the pre-production activities commenced in 2005 at Casa Berardi.  Start-up of operations is anticipated in November 2006, resulting in an estimated average annual production rate of 175,000 ounces of gold based upon the current mine plan and mineral reserves.

Casa Berardi continues to progress on budget, on schedule and to design specification.  As of February, 2006, the production shaft at the West Mine was at a depth of 500 metres and the ramp had reached the 680 metre level.  On surface, the headframe, hoist room and associated infrastructures are complete, while major components of the mill refurbishing and modifications are in progress.  More than 300 people are currently active on site.

Underground development in 2006 will total 8,500 metres, including 500 metres of shaft sinking, 2,500 metres of ramping; 3,700 metres of drifting; and 1,800 metres of raising.

In 2006, 240,000 tonnes of stope ore will be drilled and blasted from 26 stopes, of which 144,000 tonnes are anticipated to be developed during the preproduction period.  During the preproduction period to October 31, 2006, 61,000 tonnes will be stockpiled on surface.  The average grade of the surface stockpile is estimated to be 7.0 grams/tonne, representing approximately 13,700 ounces of gold.

In October 2006, approximately 15,000 tonnes of ore are expected to be fed to the mill to fill the circuits and to commission the mill during the startup period.  During November and December, the mill is anticipated to run at 1,600 tonnes/day, for a total mill throughput of 115,300 tonnes at 8.0 grams/tonne.  Using mill recoveries of 92.7%, approximately 24,500 ounces of gold are forecast, resulting in $13 million of sales proceeds using a US$450 gold price and a 1.18 exchange rate into Canadian dollars.  Estimated total cash costs of approximately US$250 per ounce are forecast for this two month period.

The project is currently forecast to produce 1,092,000 ounces from 4.8 million tonnes of ore over the initial 6.2 year operating plan, based on current mineral reserves.  Additional resources comprise 2.7 million tonnes of indicated resources with an average grade of 5.1 grams of gold per tonne and 5.6 million tonnes of inferred resources averaging 6.5 grams of gold per tonne.  Drilling activities are on-going with three underground drill rigs and four surface drill rigs currently in operation.

In February 2006 the Company closed a $75 million project loan facility with a syndicate of banks, led by BNP Paribas to be used for the construction of Casa Berardi.  The loan facility has a 4.5 year term and an interest rate of prime plus 1.25%, reducing to prime plus 0.875% upon achieving commercial production and meeting certain operating performance benchmarks.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  Principal repayments commence in September 2007 and continue on a semi annual basis thereafter to September 2010.  A condition of the debt facility is that the Company enter into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  A description of these contracts is provided in the Financial Instruments section of this report.

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will

Management's Discussion	Financial Report 2005	Aurizon Mines Ltd. 10

prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Potential delays in the Development of Casa Berardi and Cost Overruns

Whilst the Casa Berardi Project is presently on schedule and on budget, cost overruns are currently prevalent in the mining industry due to tight labour markets as well as rising material and fuel costs.  Additionally, delays in the shaft sinking or development of the mining stopes due to lower productivities may delay the start-up of commercial

11 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

production.  The mill is being recommissioned after nine years of shutdown and the feasibility study anticipates increased mill throughput and recoveries compared to actual past performance.  Blending of harder ore types with softer ores will be required to maintain the proposed production rates and higher mill recoveries are anticipated as result of more consistent feed rates, the installation of intensive cyanidation equipment and expansion of the gravity circuits.

Mining Risks and Insurance

A risk analysis conducted by Roscoe Postle Associates Inc. as part of the Updated Feasibility Study indicated that the non-economic risks associated with the Casa Berardi Project are generally low.  The following specific factors were ascribed a 'medium' risk level in the assessment:  Geotechnical – ground control problems experienced by previous operators;  Dilution - low cohesion in hangingwall faults could potentially cause dilution;  Mineral Reserve Extraction – Mineral reserves include no allowance for pillars, and extraction rates are in the high end of the range for the selected mining methods; and  Mill Throughput - increases from past rates of mill throughput are limited by the grinding circuit.  While the Company believes that the current mining plan addresses the foregoing, these risks have not been completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on the Company's financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Management's Discussion	Financial Report 2005	Aurizon Mines Ltd. 12

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

There are mineral reserves on Aurizon's Casa Berardi property, but Aurizon may carry out further exploration on this property with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Government Permits

Commencement and continuation of production at Casa Berardi Project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Casa Berardi Project, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

13 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors.  The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management’s best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets twice per year with the external auditors to review the audit plan and the financial statements and to discuss audit related matters.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders.  The members of the Committee are independent directors.  The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States) and their report follows.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 1, 2006

Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada
March 1, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the financial statements.  Our report to the shareholders dated March 1, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, B.C., Canada
March 1, 2006

Management's Responsibility	Financial Report 2005	Aurizon Mines Ltd. 14

Aurizon Mines Ltd.

Consolidated Balance Sheets
As at December 31,

(in Canadian Dollars)	2005	2004
	$	$
ASSETS CURRENT		(Note 4)
Cash and cash equivalents (Note 13 (c ))	25,010,213	12,065,681
Accounts receivable	2,262,654	1,099,999
Mining duties refund (Note 5)	2,275,000	1,750,842
Refundable tax credits (Note 8(a))	814,217	1,105,684
Prepaids	1,254,644	586,644
Supplies inventory	897,352	786,048
Current assets of discontinued operation (Note 4)	-	743,994
	32,514,080	18,138,892
MINING DUTIES REFUND (Note 5)	2,479,024	-
DEFERRED FINANCE COSTS (Note 6)	480,716	-
RECLAMATION DEPOSITS (Note 9)	106,771	106,771
PROPERTY, PLANT & EQUIPMENT (Note 7)	21,462,384	9,480,250
MINERAL PROPERTIES (Note 8)	83,144,045	53,773,864
NON-CURRENT ASSETS OF DISCONTINUED OPERATION (Note 4)	-	4,651,464
TOTAL ASSETS	140,187,020	86,151,241
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	7,477,802	3,570,693
Current liabilities of discontinued operation (Note 4)	-	2,325,597
	7,477,802	5,896,290
ASSET RETIREMENT OBLIGATIONS (Note 9)	2,095,476	1,363,597
FUTURE INCOME TAX LIABILITIES (Note 11)	5,384,379	2,587,974
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATION (Note 4)	-	2,298,421
TOTAL LIABILITIES	14,957,657	12,146,282
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 10) Common shares issued – 139,532,048 (2004 – 103,421,522)	180,517,300	131,762,523
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION (Note 10 (d))	1,176,856	450,757
DEFICIT	(57,207,736)	(58,951,264)
TOTAL SHAREHOLDERS’ EQUITY	125,229,363	74,004,959
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	140,187,020	86,151,241

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

15 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

Consolidated Statements of Operations and Deficit
For the years ended December 31,

(in Canadian Dollars)	2005	2004	2003
	$	$	$
		(Note 4)	(Note 4)
Revenue
Royalty and interest income (Note 8 (b))	747,863	837,160	774,440

Expenses
Administrative and general costs	4,177,004	2,562,911	2,780,140
Gain on sale of property, plant and equipment	(115,112)	(519,111)	(72,151)
Foreign exchange (gain) loss	125,557	(101,997)	200,729
Capital taxes	517,540	329,027	277,733
	4,704,989	2,270,830	3,186,451
LOSS FOR THE YEAR BEFORE THE FOLLOWING	(3,957,126)	(1,433,670)	(2,412,011)
CURRENT INCOME TAX EXPENSE (Note 11)	(139,871)	(42,272)	(105,133)
FUTURE INCOME TAX RECOVERY (Note 3 (d))	2,055,000	-	-
NET LOSS FROM CONTINUING OPERATIONS	(2,041,997)	(1,475,942)	(2,517,144)
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATION (Note 4)	3,785,525	(4,219,943)	2,215,990
NET EARNINGS (LOSS) FOR THE YEAR	1,743,528	(5,695,885)	(301,154)
DEFICIT – BEGINNING OF YEAR AS PREVIOUSLY REPORTED	(58,951,264)	(53,255,379)	(54,319,868)
CHANGE IN ACCOUNTING POLICY (Note 2(l))	-	-	1,365,643
DEFICIT – AS RESTATED	(58,951,264)	(53,255,379)	(52,954,225)
DEFICIT – END OF PERIOD	(57,207,736)	(58,951,264)	(53,255,379)
EARNINGS (LOSS) PER SHARE – Basic and diluted	0.01	(0.06)	(0.00)
LOSS PER SHARE FROM CONTINUING OPERATIONS – Basic and diluted	(0.02)	(0.01)	(0.03)
Weighted average number of common shares outstanding	117,686,120	100,577,055	81,762,760

The attached notes form an integral part of these consolidated financial statements.

Financials	Financial Report 2005	Aurizon Mines Ltd. 16

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow
For the years ended December 31,

(in Canadian Dollars)	2005	2004	2003
	$	$	$
		(Note 4)	(Note 4)
OPERATING ACTIVITIES
Net loss for the year from continuing operations	(2,041,997)	(1,475,942)	(2,517,144)
Adjustment for non-cash items:
Depreciation and accretion	85,945	85,770	188,412
Unrealized foreign exchange gain	-	(62,950)	-
Gain on sale of property, plant & equipment	(115,112)	(519,111)	(72,151)
Stock based compensation	726,099	36,757	414,000
Future income tax recovery	(2,055,000)	-	-
	(3,400,065)	(1,935,476)	(1,986,883)
Decrease in non-cash working capital items (Note 13)	2,167,301	420,817	1,134,160
	(1,232,764)	(1,514,659)	(852,723)
INVESTING ACTIVITIES
Reclamation deposits	-	(59,518)	(47,254)
Property, plant & equipment	(11,510,163)	(3,053,752)	(761,298)
Mineral properties	(32,495,330)	(24,520,682)	(14,522,507)
Proceeds from sale of Sleeping Giant (Note 4)	5,201,649	-	-
Refundable tax credits	1,391,784	2,369,771	390,310
Mining duties	1,390,091	243,587	48,939
Proceeds on disposal of property, plant & equipment	180,000	838,330	180,900
	(35,841,969)	(24,182,264)	(14,710,910)
FINANCING ACTIVITIES
Issuance of shares	50,809,776	10,011,550	32,037,577
Deferred finance costs	(480,716)	-	-
	50,329,060	10,011,550	32,037,577
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	13,254,327	(15,685,373)	16,473,944
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION (Note 4)	(309,795)	819,976	(2,047,034)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,944,532	(14,865,397)	14,426,910
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	12,065,681	26,931,078	12,504,168
CASH AND CASH EQUIVALENTS – END OF YEAR	25,010,213	12,065,681	26,931,078

The attached notes form an integral part of these consolidated financial statements.

Supplemental cash flow information is disclosed in Note 13.

17 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

1.

NATURE OF OPERATIONS

The primary focus of the Company’s current activities is the development of the Casa Berardi property in Quebec.  An updated feasibility study has recently been completed and a $75 million debt facility was completed in February 2006, in order to advance the project to commercial production.

The Company's performance will be highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 14.

b)

Principles of Consolidation

The Company’s investment in the Sleeping Giant Mine, up until the date of its disposal in 2005, was conducted in a joint venture with another company.  The Company’s share of the results, the cash flows and the assets and liabilities of the joint venture are separately disclosed in the financial statements (Note 4).

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset valuations, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations.  Actual results could differ from those estimates.

d)

Cash Equivalents

The Company considers cash equivalents to be all short-term investments with a maturity of 90 days or less at the date of acquisition.

e)

Inventory

Inventory is comprised of mine supplies and is recorded at the lower of cost and net replacement value.

f)

Mineral Properties

i)

Producing Mineral Properties

Producing mineral properties are carried at cost, less accumulated depreciation, depletion, and write-downs.  Carrying values of producing mineral properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or conditions occur that suggest possible impairment.   When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted estimated future net cash flows.

Financials	Financial Report 2005	Aurizon Mines Ltd. 18

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depletion is provided over the estimated life of the asset using proven and probable mineral reserves.  Management's estimates of gold price, recoverable proven and probable mineral reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a “care-and-maintenance” basis.  In this event, all costs incurred are expensed as care and maintenance costs.

ii)

Non-Producing Mineral Properties

Acquisition, exploration and development costs associated with a non-producing mineral property are capitalized until the property is producing, abandoned, impaired in value or placed for sale.  The costs are transferred to producing mineral properties in the case of a property placed into production.  The costs of abandoned properties are charged to earnings when the property is abandoned.  Net revenue derived from ore processed up to the point of attaining commercial production is credited to the related deferred expenditures.  The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property.

Carrying values of non-producing mineral properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or conditions occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

Care and maintenance costs are charged to operations during years in which no significant exploration or development activities are being conducted.

The recoverability of the amounts capitalized in respect of non-producing mineral properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

g)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation and depletion in future periods.

h)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily using proven and probable mineral reserves and a 20% declining balance rate for machinery and equipment.  Depreciation is not provided on assets not in use.

i)

Revenue Recognition

The Company recognizes revenue from metals when they have been delivered and title has passed to a purchaser.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j)

Hedging Transactions

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

k)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates.  The resulting gains and losses are included in the determination of earnings.

19 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)

Asset Retirement Obligations

Effective January 1, 2003, the Company adopted the new CICA Accounting Standard for asset retirement obligations which requires the fair value of asset retirement obligations be recorded in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the critical measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset.

m)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

n)

Stock Based Compensation

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA.  Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and at this time the value attributed to the exercised options is transferred to share capital.

o)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

p)

Loss per Share

Loss per share is calculated based on the weighted average number of commons shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive for all periods reported, and therefore basic and diluted losses per share are the same.

3.

CHANGE IN ACCOUNTING POLICIES

a)

Revenue Recognition

Effective January 1, 2004, the Company has elected to apply new CICA guidance in EIC 141, for revenue recognition, on a prospective basis.

Previously the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new standard, revenue is recognized when the metals have been delivered, and title has passed to a purchaser.

The adoption of the new standard resulted in an increase in inventories of $284,725 as at December 31, 2004, and an increase in the net loss of $14,900 in 2004, which are reflected in discontinued operations as described in Note 4.

b)

Hedging Transactions

The CICA issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which was effective January 1, 2004 for the Company.  AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting.  It also establishes conditions for applying or discontinuing hedge accounting.

The Company has elected not to apply hedge accounting to its derivative instruments and accordingly gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.  This has resulted in unrealized foreign exchange gains for 2004 of $62,950 being credited to operations.

Financials	Financial Report 2005	Aurizon Mines Ltd. 20

Aurizon Mines Ltd.

3.

CHANGE IN ACCOUNTING POLICIES (Continued)

c)

Stock-Based Compensation

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.  The adoption of this standard has resulted in a charge to operations of $726,099, $36,757 and $414,000 in 2005, 2004 and 2003, respectively.

d)

Income Taxes

Effective March 31, 2004, the Company adopted new CICA guidance EIC 146, in respect of flow through shares.  Under this Standard, a future income tax liability must be recognized, and shareholders’ equity reduced, on the date that the Company renounces the tax credits associated with  flow through expenditures, provided that there is reasonable assurance that the expenditures will be made.

Where the Company has unrecognized future tax assets and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, these tax assets can be applied against the full taxable temporary difference.  The recognition of the benefits will result in a future income tax recovery.  Previously, this entry would have been booked to equity.

4.

DISPOSITION OF SLEEPING GIANT MINE

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant Mine for net proceeds of $4,984,336.  The Company recorded an after-tax gain of $3,954,907 on the transaction.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation and its results for 2005 and comparative years are presented as a single line item on the Statements of Operations and Cash Flow.

The gain on sale, statements of operations, and cash flow from Sleeping Giant are as follows:

a)

Gain on Sale:

Total Consideration		$4,984,336

Less:
Net assets disposed of
Cash overdraft	($217,312)
Working capital	(1,484,013)
Reclamation deposits	1,097,530
Property, plant and equipment	614,004
Mineral properties	3,350,800
Asset retirement obligations	(1,587,287)
Other long term liabilities	(744,293)	1,029,429
Gain on sale		$3,954,907

21 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

4.

DISPOSITION OF SLEEPING GIANT MINE (Continued)

b)

Earnings from discontinued operation:

	2005	2004	2003
	$	$	$

Revenues	5,218,178	17,517,861	17,485,922
Operating costs	(4,912,706)	(13,406,291)	(12,426,134)
Depreciation and depletion	(441,695)	(3,493,687)	(2,760,803)
Accretion	(33,159)	(94,853)	(82,995)
Write-down of resource assets	-	(4,742,973)	-
Net earnings (loss)	(169,382)	(4,219,943)	2,215,990
Gain on sale	3,954,907	-	-
Net earnings (loss) from discontinued operation	3,785,525	(4,219,943)	2,215,990

c)

Cash flow from discontinued operation:

	2005	2004	2003
	$	$	$

Operating activities	207,881	5,221,943	4,466,900
Investing activities	(852,568)	(4,611,080)	(6,567,839)
Financing activities	334,892	209,113	53,905
Net increase (decrease) in cash	(309,795)	819,976	(2,047,034)

5.

MINING DUTIES REFUND

As at December 31, 2005, the Company has accrued $2,275,000 in respect of a 2004 Quebec mining duties refund which is expected to be recovered in early 2006 and has also accrued $2,479,024 in respect of a 2005 Quebec mining duties refund which is expected to be recovered in 2007.

6.

DEFERRED FINANCE COSTS

Financing costs associated with the $75 million project debt facility (Note 15) totaling $480,716 have been deferred as at December 31, 2005.  These costs will be charged to operations over the term of the indebtedness.

7.

PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	$	$
Cost	22,423,976	10,357,234
Accumulated depreciation and write-downs	(961,592)	(876,984)
Net Book Value	21,462,384	9,480,250

Net Book Values:
Casa Berardi, Quebec	20,923,408	9,048,918
Others, Canada	538,976	431,332
	21,462,384	9,480,250

Financials	Financial Report 2005	Aurizon Mines Ltd. 22

Aurizon Mines Ltd.

8.

MINERAL PROPERTIES

		2005			2004
		Accumulated depletion and			Accumulated depletion and
	Cost	write-downs	Net	Cost	write-downs	Net
	$	$	$	$	$	$
Non-producing mineral property
Casa Berardi, Quebec	83,144,045	-	83,144,045	53,773,864	-	53,773,864

a)

Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

As at December 31, 2005, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi.  Repayment of 30% of the assistance is due within 24 months, an additional 30% within 36 months, and the remaining 40% within 48 months of the achievement of commercial production.  Upon commercial production at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

No direct government assistance has been received for Casa Berardi in the past four years.

As at December 31, 2005 the Company has accrued $814,217 in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures (2004 - $1,105,684).  In addition, the Company has $6.9 million of non-refundable tax credits which may be applied against Quebec capital and income taxes.

b)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company will receive a royalty of $5 per ounce on 50% of the production if the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce if gold prices are above US$300.  On production in excess of 220,000 ounces, the Company will receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2005, the Beaufor Mine had produced 199,000 ounces of gold pursuant to the royalty agreement.  During 2005, the Company received royalties totaling $230,657 in respect of the Beaufor mine (2004 - $331,143).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

9.

ASSET RETIREMENT OBLIGATIONS

	2005				2004
	Beginning of year	Additions	Accretion	End of year	Beginning of year	Accretion	End of Year
	$	$	$	$	$	$	$
Casa Berardi, Quebec	1,363,597	622,791	109,088	2,095,476	1,262,590	101,007	1,363,597

23 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

9.

ASSET RETIREMENT OBLIGATIONS (Continued)

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	$
Casa Berardi, Quebec:
Initial obligation estimate	2,725,836	8.0%	2014
Changes in cash flow estimates	948,567	5.4%	2014
	3,674,403	7.3%	2014

As at December 31, 2005, $106,771 (2004 - $106,771) of reclamation deposits had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.

10.

SHARE CAPITAL

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
December 31, 2002	63,002,937	83,195,861
Conversion of Convertible Debenture	11,666,690	6,517,534
Exercise of stock options	1,938,000	1,597,000
Private placements	15,940,740	27,158,769
Exercise of warrants	4,814,252	3,281,809
December 31, 2003	97,362,619	121,750,973
Private placements	4,500,000	8,342,588
Exercise of warrants	410,303	553,602
Exercise of stock options	1,148,600	1,115,360
December 31, 2004	103,421,522	131,762,523
Private placements	14,777,776	24,039,000
Public offering	20,740,750	26,177,277
Exercise of stock options	592,000	593,500
Future income tax effect of flow through shares (Note 3 (d))	-	(2,055,000)
December 31, 2005	139,532,048	180,517,300

Financials	Financial Report 2005	Aurizon Mines Ltd. 24

Aurizon Mines Ltd.

10.

SHARE CAPITAL (Continued)

On December 2, 2005, the Company completed a bought deal public offering with a syndicate of underwriters whereby the syndicate purchased 20,740,750 common shares of the Company at a price of $1.35 per share, for gross proceeds of $28 million.  Total issue costs related to this offering were $1,822,737.

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.  On April 21, 2005, the Company issued a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.  Issue costs related to this private placement totaled $1,294,331.

At December 31, 2005, the Company had met the requirement to incur $19 million of eligible flow through expenditures.

On June 30, 2004, the Company completed a Private Placement of 4,500,000 flow through common shares at a price of $2.00 per share, resulting in gross proceeds of $9,000,000.  In addition, the Company issued broker warrants entitling the holder to purchase 180,000 common shares at a price of $2.00 per share on or before June 30, 2005.  Issue costs related to this private placement totaled $657,412.

On September 10, 2003, the Company completed a private placement of 11,500,000 units at a price of $2.00 per unit, resulting in gross proceeds of $23 million.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $2.50 per share, on or before September 10, 2005.

On August 21, 2003, the Company completed a private placement of 740,740 units at a price of $1.35 per unit, resulting in gross proceeds of $1,000,000.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $1.60 per share on or before August 21, 2005.

On May 9, 2003, the Company completed a private placement of 3,700,000 flow through common shares at a price of $1.35 per share, resulting in gross proceeds of $4,995,000.  In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at a price of $1.35 per share on or before May 9, 2004.

Issue costs relating to the 2003 private placements totaled $1,836,232.

c)

Warrants

Warrants issued to brokers and private placement investors as at December 31, 2005 and 2004 and the changes during those years are presented below:

	2005		2004
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	6,300,370	$2.43	6,886,207	$2.32
Issued	-	-	180,000	$2.00
Exercised	-	-	(410,303)	$1.35
Expired	(6,300,370)	$2.43	(355,534)	$1.33
Outstanding at end of year	-	-	6,300,370	$2.43

25 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

10.

SHARE CAPITAL (Continued)

d)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant and the options are fully vested and exercisable at the date of grant.  The maximum number of options available under the plan may not exceed 8,229,900 shares.

The status of stock options granted to employees and directors as at December 31, 2005 and 2004 and the changes during the years ended on those dates is presented below:

	2005		2004
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	1,584,500	$1.57	3,014,000	$1.31
Granted	1,550,000	$1.44	82,500	$1.50
Exercised	(592,000)	$1.00	(1,148,600)	$0.97
Expired	(60,000)	$1.13	(363,400)	$1.29
Outstanding at end of year	2,482,500	$1.64	1,584,500	$1.57

A summary of information about the incentive stock options outstanding and exercisable at December 31, 2005 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $2.00	2,482,500	2.6 years	$1.64

During the second quarter of 2005, incentive stock options were granted to directors and key employees to purchase up to 805,000 shares at an exercise price of $1.50 per share.  The fair value of the options granted was estimated as $0.40 per share option on the date of grant based on the Black-Scholes option-pricing model, which resulted in a stock based compensation expense of $322,837.

During the fourth quarter of 2005, incentive stock options were granted to officers, directors and employees to purchase up to 745,000 shares at an exercise price of $1.37 per share, being the prevailing market price of the shares at the date of the grant.  The fair value of the options granted was estimated as $0.54 per share option on the date of the grant based on the Black-Scholes option pricing model, which resulted in a stock based compensation expense of $403,262.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2005	2004	2003
Expected volatility	53%	52%	69%
Risk-free interest rate	3.59%	3.24%	2.80%
Expected lives	3.2 Years	2 Years	2 Years
Dividend yield	Nil	Nil	Nil
Stock based compensation costs	$726,099	$36,757	$414,000

e)

Conversion of Convertible Debentures

During 2003, 11,666,690 common shares were issued pursuant to the conversion of a $7,000,000 non-interest bearing convertible debenture (net proceeds of $6,517,534).

Financials	Financial Report 2005	Aurizon Mines Ltd. 26

Aurizon Mines Ltd.

11.

INCOME TAXES

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates of 31.0% in 2005, 31.0% in 2004 and 33.0% in 2003 as a result of the following:

	2005	2004	2003
	$	$	$
Earnings (Losses) before income taxes	(3,957,126)	(1,433,670)	(2,412,011)
Combined Federal and Provincial rates	31.02%	31.01%	33.02%
Income taxes (income tax benefit) at combined Federal and Provincial rates	(1,227,500)	(444,438)	(796,446)
Increase (decrease) resulting from:
Resource allowance	1,233,777	571,417	160,730
Change in valuation allowance	(3,447,623)	(89,520)	655,736
Tax assets restricted due to sale of Sleeping Giant	1,180,973	-	-
Non-taxable portion of gains	(25,918)	(56,294)	(23,281)
Non-deductible costs	231,291	18,835	3,261
Future income tax recovery	(2,055,000)	-	-
Capital taxes	139,871	42,272	105,133
Income tax expense	(1,915,129)	42,272	105,133

Temporary differences giving rise to future income tax assets and liabilities:

	2005	2004
	$	$
Future income tax assets
Property, plant and equipment	-	2,052,556
Asset retirement obligations	712,881	1,092,782
Other	1,473,163	727,419
Non-capital losses	12,502,456	5,754,042
	14,688,500	9,626,799
Less: valuation allowance	(5,022,127)	(8,469,751)
	9,666,373	1,157,048

Future income tax liabilities
Mineral properties	6,317,809	1,157,048
Property, plant & equipment	1,454,248	-
Other	1,894,316	-
	9,666,373	1,157,048

As at December 31, 2005, a future income tax liability of $5,384,379 (2004 - $2,587,974; 2003 - $967,320) existed in respect of Quebec mining duties.  This liability is payable at a tax rate of 12% of future mining income that exceeds $37 million of accumulated costs available for deduction against income for mining duties tax purposes.

The Company has approximately $74 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $38 million which may be carried forward until 2006 to 2015, before expiring; and Quebec non-refundable tax credits of $6.9 million which may be carried forward until 2010 to 2012, before expiring and $0.6 million of federal non-refundable tax credits which maybe carried forward until 2014 and 2015.  No benefit has been recognized in respect of these amounts.

27 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

11.

INCOME TAXES (Continued)

The net effect of the adoption of EIC 146 has resulted in the recognition of tax benefits in respect of flow through shares not previously recognized in the statements of operations of $2,055,000 and a corresponding reduction in shareholders’ equity (Note 3(d)).

12.

COMMITMENTS

a)

The Company leases office space under an agreement whereby the Company’s obligation approximates $46,000 per annum until February 2008.

b)

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of this plan, the Company has an obligation to pay $400,000 upon securing the necessary financing required for Casa Berardi to reach commercial production.  During commercial production, an annual bonus of 0.2% of the net smelter revenues (“NSR”) in excess of $500,000 of cumulative NSR shall become payable.

c)

The Company has a obligation to pay $580,000 on closing of the $75 million loan facility to consultants for financial advisory services.

13.

CASH FLOW INFORMATION

a)

Analysis of Change in Non-cash Working Capital Items

	2005	2004	2003
	$	$	$
Accounts receivable	(960,500)	(302,877)	(73,994)
Gold Inventory	-	(284,725)	-
Supplies Inventory	(111,304)	(274,696)	(201,374)
Prepaids	(668,000)	(171,430)	(164,368)
Accounts payable and accrued liabilities	3,907,105	1,454,545	1,573,896
Decrease in non-cash working capital	2,167,301	420,817	1,134,160

b)

During 2005, the Company paid taxes of $58,737 (2004 - $106,171; 2003 - $97,470) and interest of nil (2004 - Nil; 2003 - $1,313).

c)

Cash and cash equivalents

	2005	2004
	$	$
Cash	292,685	1,996,066
Short-term investments with maturities of less than three months, bearing interest at rates varying from 3.04% to 3.92% (1.73% to 2.65% in 2004)	24,717,528	10,069,615
Cash and cash equivalents	25,010,213	12,065,681

14.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, accounts receivable, refundable tax credits, reclamation deposits, and accounts payable.

At December 31, 2005, the Company had no commodity or currency contracts.

Financials	Financial Report 2005	Aurizon Mines Ltd. 28

Aurizon Mines Ltd.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of loss and deficit is summarized as follows:

a)

Balance Sheets

	2005			2004
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
				(Note 4)		(Note 4)
Cash	25,010,213		25,010,213	12,065,681		12,065,681
Accounts receivable	2,262,654		2,262,654	1,099,999		1,099,999
Mining duties refund	2,275,000		2,275,000	1,750,842		1,750,842
Refundable tax credits	814,217		814,217	1,105,684		1,105,684
Prepaids	1,254,644		1,254,644	586,644		586,644
Supplies Inventory	897,352		897,352	786,048		786,048
Current assets of discontinued operation	-		-	743,994		743,994
Current assets	32,514,080		32,514,080	18,138,892		18,138,892
Mining duties refund	2,479,024		2,479,024	-		-
Deferred finance costs	480,716		480,716	-		-
Reclamation deposits	106,771		106,771	106,771		106,771
Property, plant & equipment	21,462,384		21,462,384	9,480,250		9,480,250
Mineral properties (c)	83,144,045	(8,901,522)	74,242,523	53,773,864	(8,901,522)	44,872,342
Non-current assets of discontinued operation	-		-	4,651,464		4,651,464
Total assets	140,187,020		131,285,498	86,151,241		77,249,719
Current liabilities	7,477,802		7,477,802	3,570,693		3,570,693
Current liabilities of discontinued operation	-		-	2,325,597		2,325,597
Asset retirement obligations	2,095,476		2,095,476	1,363,597		1,363,597
Future income taxes (f)	5,384,379	4,327,778	9,712,157	2,587,974	1,800,000	4,387,974
Non-current liabilities of discontinued operation	-		-	2,298,421		2,298,421
Total liabilities	14,957,657		19,285,435	12,146,282		13,946,282
Shareholders’ equity
Share capital (d)	180,517,300			131,762,523
		482,465			482,465
		(4,072,778)	176,926,987		(1,800,000)	130,444,988
Contributed surplus (d)	742,943	287,893	1,030,836	742,943	287,893	1,030,836
Stock based compensation	1,176,856		1,176,856	450,757		450,757
Deficit	(57,207,736)	(9,926,880)	(67,134,616)	(58,951,264)	(9,671,880)	(68,623,144)
Total shareholders’ equity	125,229,363		112,000,063	74, 004,959		63,303,437
Total liabilities & shareholders’ equity	140,187,020		131,285,498	86,151,241		77,249,719

29 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)

Statements of Operations and Deficit

	2005	2004	2003
	$	$	$
Net Loss from continuing operations - under Canadian GAAP	(2,041,997)	(1,475,942)	(2,517,144)
Future income tax expense (f)	(255,000)	-	-
Amortization of deferred financing charges (d)	-	-	(64,330)
Accretion of convertible debentures (d)	-	-	(38,384)
Unrealized derivative gains (e)	-	-	84,325
Cumulative impact of adopting FAS 143	-	-	1,181,581
Net Loss from continuing operations - under U.S. GAAP	(2,296,997)	(1,475,942)	(1,353,952)
Net Earnings (Loss) from discontinued operations	3,785,525	(3,484,643)	2,386,474
Net Earnings (Loss) for the year – under U.S. GAAP	1,488,528	(4,960,585)	1,032,522
Deficit - under U.S. GAAP – Beginning of Year	(68,623,144)	(63,662,559)	(64,695,081)
Deficit – under U.S. GAAP – End of Year	(67,134,616)	(68,623,144)	(63,662,559)
Basic and diluted loss per common share from continuing operations – under U.S. GAAP	(0.02)	(0.01)	(0.02)
Basic and diluted earnings (loss) per common share - under U.S. GAAP	0.01	(0.05)	0.01

c)

Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

d)

Convertible Debentures

Under Canadian GAAP, the convertible debentures referred to in note 10 were accounted for as equity, net of issue costs, whereas under U.S. GAAP, they would have been accounted for as a long-term liability.

e)

Accounting for Derivative Instruments and Hedging Activities

At December 31, 2003, the Company had outstanding gold and foreign exchange derivative with an unrealized mark-to-market gain of $84,325, which had not been reflected in operations for Canadian GAAP purposes.

Under U.S. GAAP, the Company is required to record unhedged derivative gains and losses in income.

f)

Flow-through shares

As described in note 10, the Company issued by way of private placements 10,555,555 flow-through common shares at $1.80 per share in 2005, and 4,500,000 flow-through common shares at $2.00 per share in 2004.  The Company received premiums to market on these issuances of $4,327,778 and $1,800,000 respectively, which were recorded in share capital under Canadian GAAP.  According to SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount of investor pays for the flow-through shares.  A future income tax liability is recognized for the premium paid by the investors.

In 2005, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $2,055,000 and a corresponding reduction of share capital in respect of the 2004 flow through share financing for which the costs were renounced in 2005.  Under U.S. GAAP, the renunciation and recognition of unrecognized future tax assets result in offsetting charges and recoveries that do not impact earnings.

Financials	Financial Report 2005	Aurizon Mines Ltd. 30

Aurizon Mines Ltd.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)

New Pronouncements

 i)

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions.  SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  An non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

ii)

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  SFAS 154 requires retrospective application of voluntary changes in accounting principles, unless it is impracticable.  Under existing U.S. GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change.  SFAS 154 also carries forward without change the guidance from APB 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimates.  This statement is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005.

iii)

Financial Instruments

In January 2005, the CICA issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  The Company is currently reviewing the impact of these new standards.  These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.

31 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

16.

SUBSEQUENT EVENT

On February 23, 2006 the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term and an interest rate of prime plus 1.25%, reducing to prime plus 0.875% upon achieving commercial production and meeting certain operating performance benchmarks.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility may be converted to a revolving credit facility.

The company advanced $9 million to a collateral account on March 2, 2006 to support the project in the event of cost overruns.  The Company has also advanced $5.8 million to a restricted account that can be used to fund the general and administrative costs of the Company.

A condition of closing the loan facility was the requirement to implement gold price protection and foreign currency programs.  As a result, the Company has purchased 287,431 ounces of gold put options that provides the Company the right, but not the obligation to deliver gold at a price of US $500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 per ounce in 2007 to US$908 per ounce in 2010.  The hedging facility is un-margined.

The Company has also entered into currency forward contracts totaling Canadian $60 million that establish the Canadian – U.S. Exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

Fees associated with the loan facility will be charged to operations upon commencement of commercial production over the term of the loan facility.

Financials	Financial Report 2005	Aurizon Mines Ltd. 32

CORPORATE DIRECTORY

CORPORATE OFFICE

Suite 900, 510 Burrard Street,
Vancouver, B.C. V6C 3A8
Tel:  (604) 687-6600
Fax:  (604) 687-3932
Email:  info@aurizon.com

OPERATIONS

Mines Aurizon ltée
C.P. 487, 1010 - 3rd Avenue East,
Val-d'Or, Quebec  J9P 4P5
Tel: (819) 874-4511
Fax:  (819) 874-3391
Email:  aurizon@aurizon.qc.ca

ANNUAL MEETING

2 o'clock Pacific Daylight Time,
May 16, 2006
3rd Floor Boardroom,
Computershare Trust Company of Canada

510 Burrard Street,
Vancouver, B.C.  V6C 3B9

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street,
Vancouver, B.C. V6C 3B9
National Call Centre: 1-800-564-6253
Tel: (604) 661-0222
Fax: (604) 661-9480
Email: caregistryinfo@computershare.com

LEGAL COUNSEL

DuMoulin Black
Barristers & Solicitors
10th Floor - 595 Howe Street,
Vancouver, B.C.  V6C 2T5

Tel: (604) 687-1224
Fax:  (604) 687-3635

AUDITORS

PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, B.C.  V6C 3S7
Tel:  (604) 806-7000
Fax:  (604) 806-7806

NVESTOR RELATIONS

For investor inquires and an investors package,
including a Financial Report in French, please
contact Investor Relations at:
Tel:  (604) 687-6600
Fax:  (604) 687-3932
Email: info@aurizon.com
Web Site:  www.aurizon.com
Toll Free Can./U.S.:  1-888-411-GOLD

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
  Ticker Symbol:  ARZ
The American Stock Exchange
  Ticker Symbol:  AZK

PRINTED IN CANADA

CAPITALIZATION

Authorized
 Common Shares:

500,000,000
 Preferred Shares:

100,000,100
Issued at December 31, 2005
 Common Shares:

139,532,048

  Fully diluted:

142,014,548

DIRECTORS

SARGENT H. BERNER [1] RICHARD FAUCHER [1,2] DAVID P. HALL

FRANK A. LANG

BRIAN S. MOORHOUSE, Lead Director [1,2]

ROBERT NORMAND [2]

IAN S. WALTON

[1]

Member of Executive Compensation
  and Corporate Governance Committee

[2]

Member of Audit Committee

MANAGEMENT

DAVID P. HALL, C.A.
Chairman, President & Chief Executive Officer

IAN S. WALTON, C.A.
Executive Vice-President & Chief Financial Officer

MICHEL GILBERT, ing.
General Manager, Quebec

JULIE A. STOKKE KEMP
Corporate Secretary

PATRICK D. SOARES, P.Geo
Manager, Investor Relations

*Caution Concerning Forward Looking Statements

This Annual Report contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations and assumptions as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, availability of financing, capital expenditures, work programs, exploration programs and mineral reserve and resource estimates and the realization of mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, currency fluctuations, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

33 Aurizon Mines Ltd.	Financial Report 2005	Corporate Directory

NOTES

Notes	Financial Report 2005	Aurizon Mines Ltd. 34

NOTES

35 Aurizon Mines Ltd.	Financial Report 2005	Notes